Exhibit 4.19

Amendment #2
Master Purchase Agreement

This amendment #2 (the “Amendment #2”) to the Master Purchase Agreement (the “Agreement”) is entered into on 13 March 2025 by and between:

MacDONALD, DETTWILER AND ASSOCIATES CORPORATION, a company duly incorporated under the laws of Canada, having offices at 21025 Trans‐Canada Highway, Sainte‐Anne‐de‐Bellevue, Québec, Canada H9X 3R2 (the “Buyer”)

AND

SATIXFY UK LIMITED, a private limited company governed by the laws of England and Wales with company registration number 09966402, having its office at Spectrum Point, 279 Farnborough Rd, Farnborough GU14 7LS, United Kingdom, on its behalf and on behalf of its Affiliates (as defined herein below) (the "Seller")

(Buyer and Seller may also be referred to in this Amendment individually as a “Party” or collectively as the “Parties”)

WHEREAS the Parties entered into the Agreement with an effective date of 31 October 2023 and Amendment #1 on 17 November 2024 (the “MPA” or “Agreement”);

WHEREAS Buyer has agreed to provide Seller an additional Pre‐Purchase amount as stated herein;

NOW THEREFORE, for good and valuable consideration, the sufficiency and adequacy of which is hereby acknowledged, the Parties agree as follows:

1.	Section 1.01 Definitions is amending by replacing the definition of “Inventory Bank” with the following:

"Inventory Bank" means, at any time, no less than Five percent (5%) of the total number of units of the relevant Product which has been ordered in the immediately preceding 12 month period, until expiry of the applicable Warranty Period in accordance with Section 8.01 hereof).  Notwithstanding the foregoing, for the purpose of the Telesat Lightspeed Project), “Inventory Bank” means, at any time, no less than ten percent (10%) of the total number of units of the relevant Product which has been ordered in the immediately preceding 12 month period, until expiry of the applicable Warranty Period in accordance with Section 8.01 hereof).

2.	The first two paragraphs of Section 5.07 Pre‐Purchase Amount is amended by replacing the following:

Pre-Purchase Amount. Seller acknowledges that Buyer has, prior to the date of the Agreement, paid to Seller the amount of Twenty Five Million United States Dollars ($25,000,000) (the “Pre-Purchase Amount”) pursuant to the Pre-Purchase Agreement as a pre-purchase in respect of future purchases of Products by Buyer.

Following execution of Amendment #1 to the Agreement, Buyer will increase the Pre‐ Purchase Amount by an additional Five Million United States Dollars ($5,000,000 USD). Buyer shall make the payment of the additional $5,000,000 within ten (10) business days of receiving Seller’s invoice. In addition, Buyer will further increase the Pre‐Purchase Amount by an additional Two Million United States Dollars ($2,000,000 USD) after the successful completion of the Prime‐2 B0 (CML variant) tape‐out review and an additional One Million United States Dollars ($1,000,000 USD) following receipt of evidence of the SX4000 B1 Global Foundries (GF) wafer procurement. Buyer shall make the payment of the additional $2,000,000 and $1,000,000 within ten (10) business days of receiving Seller’s respective invoice.”

with the following:

“Pre-Purchase Amount. Seller acknowledges that Buyer has, prior to the date of the Amendment #2 to the Agreement, paid to Seller the amount of Thirty-Three Million United States Dollars ($33,000,000) (the “Pre-Purchase Amount”) pursuant to the Pre-Purchase Agreement as a pre-purchase in respect of future purchases of Products by Buyer.

Following the Seller’s acceptance of the Buyer’s Purchase Order for Products Engineering Models, Buyer will increase the Pre-Purchase Amount by an additional One million Eight Hundred Thousand United States Dollars ($1,800,000 USD). Buyer shall make the payment of the additional $1,800,000 within ten (10) business days of receiving Seller’s invoice. In addition, Buyer will further increase the Pre‐Purchase Amount by the amounts specified in the following milestones, as defined in Amendment #1 to the Authorization to Proceed reference ATP-SC-473-60413.

		Milestone
	Description	Value (USD)
MS3	a) SX4000B1 qualification completed b) Product successful delivery and TRB held Products for February 2025	$350,000
MS4	P2 FMECA	$150,000
MS7	P2 B0 Bring-Up and partial validation at full rate	$500,000
MS8	SX4000 C0 Successful FDR	$500,000
MS9	P2 C0 successful FDR	$500,000

3.	The sixth paragraph of Section 5.07 Pre-Purchase Amount is amended by replacing the following:

Buyer agrees that any payment of the Refunded Amount is subject to Section 6.10(d) of the credit agreement entered into by SatixFy Communications Ltd., the lenders party thereto and Wilmington Savings Fund FSB, as administrative agent, dated 01 January 2022, as amended to 02 June 2023.

with the following:

Buyer agrees that any payment of the Refunded Amount shall not be made until the earlier of (i) the date the principal of and interest on the loans and all fees and other amounts payable under that certain credit agreement entered into by Seller, the lenders party thereto and Wilmington Savings Fund FSB, as administrative agent, dated 01 January 2022 and as amended (the “Credit Agreement”) has been paid in full and (ii) so long as no event described in sections (a), (b), (h) or (i) of Article VII of the Credit Agreement has occurred and is continuing, February 1, 2026; provided that (x) the foregoing shall not prohibit the Seller or any of its Subsidiaries from applying any portion of the Pre-Purchase Amount against the purchase price of the Product and (y) the foregoing restriction shall not apply to the initial $10,000,000 of the Pre-Purchase Amount, which was paid by Buyer to the Seller prior to the execution of the LOI (as defined in the Credit Agreement).

4.	Agreement

Except as set forth in this Amendment, the Agreement is unaffected and shall continue in full force and effect in accordance with its terms. If there is conflict between the Amendment and the Agreement or any earlier amendment, the terms of the Amendment will prevail.

5.	Governing Law

This Amendment shall be governed by the laws of England and Wales. Each Party hereby attorn to the exclusive jurisdiction of the courts of England and Wales.  The Parties will internally escalate all disputes arising between them in connection with the Amendment, attempting to resolve any such matter amicably initially through project managers within ten (10) Business Days of such dispute arising and, if the matter remains unresolved, through the project directors within the following ten (10) Business Days and, if still remaining unresolved, within a second ten (10) Business Day resolution period at the vice-president level, followed as may be required by a third escalation level between each Party’s CEO. Notwithstanding any provision to the contrary, each Party may initiate legal proceedings against the other Party at any time. The United Nations’ Convention on Contracts for the International Sale of Goods shall not apply.

6.	Counterparts

This Amendment may be executed in counterparts, each of which will be considered an original and all of which will constitute one and the same agreement. Receipt of an originally executed counterpart signature page by facsimile or an electronic reproduction of an originally executed counterpart signature page by electronic mail is effective execution and delivery of the Amendment.

The Parties, by their duly authorized representatives, hereby enter into this Amendment #2 as of the date stated above.

MacDonald, Dettwiler and Associates Corporation		SATIXFY UK LIMITED

	Paul Melanson		Barkan Nir	Oren Harari
By		By
	Director of Contracts		CEO	CFO
Title		Title

Date		Date:	March 13, 2025